Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2018

					(₹ in Crore except as stated)

		Quarter ended			Nine Months ended		Year ended
S.No.	Particulars	31.12.2018 (Unaudited)	30.09.2018 (Unaudited)	31.12.2017 (Unaudited)	31.12.2018 (Unaudited)	31.12.2017 (Unaudited)	31.03.2018 (Audited)
1	Revenue

	Revenue from operations (Net of excise duty)	10,007	9,690	12,185	29,387	31,488	45,524

	Add: Excise duty	—	—	—	—	450	450

	Revenue from operations (Gross of excise duty)	10,007	9,690	12,185	29,387	31,938	45,974

2	Other income (Refer note 3)	5,733	119	708	5,959	1,454	3,559

	Total Income	15,740	9,809	12,893	35,346	33,392	49,533

3	Expenses

a)	Cost of materials consumed	4,292	4,127	6,824	11,445	18,072	25,209

b)	Purchases of Stock-in-Trade	107	89	145	504	273	426

c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	29	(103)	(15)	432	(613)	(11)

d)	Power & fuel charges	2,610	2,318	1,865	6,956	4,597	6,643

e)	Employee benefits expense	206	224	200	635	594	802

f)	Excise Duty on sales	—	—	—	—	450	450

g)	Finance costs	892	977	728	2,872	2,551	3,353

h)	Depreciation, depletion and amortization expense	893	800	752	2,477	2,187	2,842

i)	Other expenses	1,533	1,310	1,349	4,294	3,735	4,998

j)	Share of expenses in producing oil and gas blocks	325	304	245	915	709	1,004

	Total expenses	10,887	10,046	12,093	30,530	32,555	45,716

4	Profit/(Loss) before exceptional items and tax	4,853	(237)	800	4,816	837	3,817

5	Net exceptional gain/(loss) (Refer note 4)	(48)	320	(38)	324	434	5,407

6	Profit before tax	4,805	83	762	5,140	1,271	9,224

7	Tax (benefit)/expense on other than exceptional items:
a)	Net Current tax expense	2	—	—	2	—	—
b)	Net Deferred tax (benefit)/expense	(75)	(55)	122	(8)	164	1,026
	Tax expense/(benefit) on exceptional items (Refer note 4):
a)	Net Current tax expense	—	—	—	—	—	—
b)	Net Deferred tax expense/(benefit)	—	112	(39)	112	(77)	942

	Net tax expense/(benefit):	(73)	57	83	106	87	1,968

8	Net Profit after tax (a)	4,878	26	679	5,034	1,184	7,256

9	Net Profit/(Loss) after tax before exceptional items (net of tax)	4,926	(182)	678	4,822	673	2,791

10	Other Comprehensive Income

i.	(a) Items that will not be reclassified to profit or loss	(0)	9	34	(8)	77	91

	(b) Tax benefit / (expense) on items that will not be reclassified to profit or loss	0	0	(1)	(0)	6	5

ii.	(a) Items that will be reclassified to profit or loss	(2)	193	(50)	546	(126)	44

	(b) Tax benefit/ (expense) on items that will be reclassified to profit or loss	(128)	120	(34)	34	10	(5)

	Total Other Comprehensive Income (b)	(130)	322	(51)	572	(33)	135

11	Total Comprehensive Income (a+b)	4,748	348	628	5,606	1,151	7,391

12	Paid-up equity share capital (Face value of ₹1 each)	372	372	372	372	372	372

13	Reserves excluding Revaluation Reserves as per balance sheet						78,941

14	Earnings per share after exceptional items (₹) (*not annualised)

	- Basic & Diluted	13.12 *	0.07 *	1.83 *	13.54 *	3.14 *	19.47

15	Earnings/(Loss) per share before exceptional items (₹) (*not annualised)

	- Basic & Diluted	13.25 *	(0.49)*	1.82 *	12.97 *	1.76 *	7.46

					(₹ in Crore except as stated)

		Quarter ended			Nine Months ended		Year ended
S. No.	Segment Information	31.12.2018 (Unaudited)	30.09.2018 (Unaudited)	31.12.2017 (Unaudited)	31.12.2018 (Unaudited)	31.12.2017 (Unaudited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,812	1,856	1,270	5,389	3,582	5,085
b)	Aluminium	5,679	5,815	4,454	16,959	10,720	15,827
c)	Copper	1,774	1,325	5,522	4,749	15,244	21,277
d)	Iron Ore	660	614	843	2,062	2,104	3,174
e)	Power	42	27	21	105	166	412

	Total	9,967	9,637	12,110	29,264	31,816	45,775

Less:	Inter Segment Revenue	1	1	5	2	12	16

	Sales/income from operations	9,966	9,636	12,105	29,262	31,804	45,759

Add:	Other operating income	41	54	80	125	134	215

	Revenue from operations (Gross of excise duty)	10,007	9,690	12,185	29,387	31,938	45,974

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	655	688	367	1,962	1,005	1,896
b)	Aluminium	(480)	(42)	148	80	217	561
c)	Copper	(107)	(37)	221	(305)	597	905
d)	Iron Ore	97	68	203	309	182	287
e)	Power	(51)	(81)	(56)	(203)	(110)	(67)

	Total	114	596	883	1,843	1,891	3,582

Less:	Finance costs	892	977	728	2,872	2,551	3,353
Add:	Other unallocable income net off expenses	5,631	144	645	5,845	1,497	3,588

	Profit/(Loss) before exceptional items and tax	4,853	(237)	800	4,816	837	3,817

Add:	Net exceptional gain/(loss) (Refer note 4)	(48)	320	(38)	324	434	5,407

	Profit before tax	4,805	83	762	5,140	1,271	9,224

3	Segment assets
a)	Oil & Gas	14,781	15,834	9,747	14,781	9,747	12,842
b)	Aluminium	44,386	43,650	43,435	44,386	43,435	43,426
c)	Copper	8,217	8,808	10,882	8,217	10,882	9,968
d)	Iron Ore	2,861	2,804	3,735	2,861	3,735	3,094
e)	Power	3,260	3,251	3,072	3,260	3,072	3,263
f)	Unallocated	72,906	76,150	77,395	72,906	77,395	74,576

	Total	146,411	150,497	148,266	146,411	148,266	147,169

4	Segment liabilities
a)	Oil & Gas	6,268	5,870	3,732	6,268	3,732	3,755
b)	Aluminium	13,375	13,271	11,843	13,375	11,843	11,919
c)	Copper	3,087	3,956	12,291	3,087	12,291	8,667
d)	Iron Ore	950	948	1,395	950	1,395	1,558
e)	Power	168	258	294	168	294	275
f)	Unallocated	43,910	45,990	37,771	43,910	37,771	41,682

	Total	67,758	70,293	67,326	67,758	67,326	67,856

The main business segments are : (a) Oil & Gas which consists of exploration, development and production of oil and gas. (b) Aluminium which consist of manufacturing of alumina and various aluminium products. (c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5). (d) Iron ore including pig iron & metallurgical coke. (e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Export incentives have been included under respective segment revenues.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and nine months ended December 31, 2018 have been reviewed by the Audit Committee at its meeting held on January 30, 2019 and approved by the Board of Directors in its meeting held on January 31, 2019. The statutory auditors have carried out a limited review of the same.

2	The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the “GoI”), in October 2018, has granted its approval for an extension of the Production Sharing Contract (PSC) for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”), for a period of ten years with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 07, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice. The effects of the same have been accounted for from the date of approval and the same has no material effect on the profit for the current period.

3	Other income includes ₹ 5,486 Crore, ₹ 549 Crore and ₹ 2,195 Crore for the quarter and nine months ended December 31, 2018, December 31, 2017 and year ended March 31, 2018 respectively on account of dividend income from a subsidiary.

4	Exceptional items comprises of the following:

					(₹ in Crore)

	Quarter ended			Nine Months ended		Year ended
Particulars	31.12.2018 (Unaudited)	30.09.2018 (Unaudited)	31.12.2017 (Unaudited)	31.12.2018 (Unaudited)	31.12.2017 (Unaudited)	31.03.2018 (Audited)
Impairment reversal/(charge)
- relating to investment in subsidiary- Cairn India Holdings Limited	—	—	75	52	656	3,358
- relating to property, plant & equipment and exploration assets- Oil & gas segment	—	261	—	261	(109)	3,513
- relating to assets in Goa - Iron ore segment	—	—	—	—	—	(452)
- relating to investment in subsidiary- Sesa Resources Limited	(48)	—	—	(48)	—	(648)

Reversal/(Charge) pursuant to arbitration order/ Supreme court order	—	59	(113)	59	(113)	(113)
Loss relating to non-usable items of CWIP	—	—	—	—	—	(251)

Net exceptional gain/(loss)	(48)	320	(38)	324	434	5,407

Tax (expense)/benefit on above	—	(112)	39	(112)	77	(942)

Net exceptional gain/(loss) (net of tax)	(48)	208	1	212	511	4,465

5	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently.

The National Green Tribunal (NGT), Principal Bench vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law within three weeks from this order. The order, which has been challenged before the Hon’ble Supreme Court, is subject to complying with certain directions as specified in the order. Meanwhile, the order of the Madurai bench of Madras High Court on maintaining ‘Status quo’ has been stayed by the Hon’ble Supreme Court vide its order dated January 8, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on February 05, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

6	Effective April 01, 2018, the Company has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the standard did not have any significant impact on the retained earnings as at April 01, 2018 or on these financial results.

7	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

8	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By order of the Board
Place : Mumbai	Navin Agarwal
Dated : January 31, 2019	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED

DECEMBER 31, 2018

		(₹ in Crore except as stated)

		Quarter ended				Nine months ended			Year ended
S. No.	Particulars	31.12.2018 (Unaudited)	30.09.2018 (Unaudited)		31.12.2017 (Unaudited)	31.12.2018 (Unaudited)		31.12.2017 (Unaudited)	31.03.2018 (Audited)
1	Revenue

	Revenue from operations (Net of excise duty)	23,669	22,705		24,361	68,580		64,236	91,866

	Add: Excise duty	—	—		—	—		1,057	1,057

	Revenue from operations (Gross of excise duty)	23,669	22,705		24,361	68,580		65,293	92,923

2	Other income	1,398	574		481	2,390		2,288	3,205

	Total Income	25,067	23,279		24,842	70,970		67,581	96,128

3	Expenses

a)	Cost of materials consumed	7,148	6,689		8,205	18,952		22,582	31,582

b)	Purchases of stock-in-trade	107	167		134	582		210	220

c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(369)	(179)		(12)	(150)		(644)	450

d)	Power & fuel charges	4,949	4,754		3,992	13,810		9,946	14,026

e)	Employee benefits expense	744	786		601	2,255		1,835	2,496

f)	Excise duty on sales	—	—		—	—		1,057	1,057

g)	Finance costs	1,358	1,478		1,125	4,288		3,907	5,112

h)	Depreciation, depletion and amortization expense	2,207	1,931		1,645	5,934		4,600	6,283

i)	Other expenses	5,445	5,355		4,766	16,163		13,139	18,230

4	Total expenses	21,589	20,981		20,456	61,834		56,632	79,456

5	Profit before exceptional items and tax	3,478	2,298		4,386	9,136		10,949	16,672

6	Net exceptional gain/(loss) (Refer note 3)	—	320		(158)	320		28	2,897

7	Profit before tax	3,478	2,618		4,228	9,456		10,977	19,569

8	Tax expense:
	On other than exceptional items
a)	Net Current tax expense	774	555		746	1,998		1,999	2,867
b)	Net Deferred tax expense	372	51		651	866		937	2,472
c)	Distribution tax credit on dividend from subsidiaries	—	—		—	—		—	(1,536)
	On Exceptional items (Refer note 3)
a)	Net Current tax expense	—	—		—	—		51	51
b)	Net Deferred tax expense/(benefit)	—	112		(38)	112		(27)	2,023

	Net tax expense:	1,146	718		1,359	2,976		2,960	5,877

9	Profit after tax before share in profit of jointly controlled entities and associates and non-controlling interests	2,332	1,900		2,869	6,480		8,017	13,692

10	Add: Share in profit of jointly controlled entities and associates	0	0		0	0		0	0

11	Profit after share in profit of jointly controlled entities and associates (a)	2,332	1,900		2,869	6,480		8,017	13,692

12	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(3)	1		33	(37)		63	97
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	1	13		0	20		10	3
ii.	(a) Items that will be reclassified to profit or loss	(759)	961		(327)	905		(399)	2,042
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	(111)	109		78	(32)		150	34

	Total Other Comprehensive Income (b)	(872)	1,084		(216)	856		(176)	2,176

13	Total Comprehensive Income (a + b)	1,460	2,984		2,653	7,336		7,841	15,868

14	Profit attributable to:
a)	Owners of Vedanta Limited	1,574	1,343		1,994	4,450		5,540	10,342
b)	Non-controlling interests	758	557		875	2,030		2,477	3,350

15	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	(850)	1,112		(172)	964		(118)	2,108
b)	Non-controlling interests	(22)	(28)		(44)	(108)		(58)	68

16	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	724	2,455		1,822	5,414		5,422	12,450
b)	Non-controlling interests	736	529		831	1,922		2,419	3,418

17	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	1,574	1,135		2,114	4,242		5,605	9,561

18	Paid-up equity share capital (Face value of ₹ 1 each)	372	372		372	372		372	372

19	Reserves excluding Revaluation Reserves as per balance sheet								62,940

20	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	4.25 *	3.62	*	5.38 *	12.01	*	14.93 *	28.30

	-Diluted	4.23 *	3.61	*	5.36 *	11.96	*	14.90 *	28.24

21	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	4.25 *	3.06	*	5.70 *	11.44	*	15.11 *	26.17

	-Diluted	4.23 *	3.05	*	5.69 *	11.40	*	15.07 *	26.11

		(₹ in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2018 (Unaudited)	30.09.2018 (Unaudited)	31.12.2017 (Unaudited)	31.12.2018 (Unaudited)	31.12.2017 (Unaudited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Oil & Gas	3,350	3,479	2,413	10,048	6,787	9,536
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,810	4,048	5,334	13,532	14,453	19,999
	(ii) Silver - India	678	599	519	1,824	1,511	2,148

	Total	5,488	4,647	5,853	15,356	15,964	22,147
c)	Zinc - International	622	541	970	1,736	2,624	3,446
d)	Iron Ore	658	615	843	2,061	2,104	3,174
e)	Copper	2,763	2,376	5,898	7,936	17,457	24,975
f)	Aluminium	7,708	7,888	6,514	22,990	16,276	23,434
g)	Power	1,623	1,718	1,724	4,931	3,888	5,652
h)	Others	1,404	1,324	37	3,243	84	280

	Total	23,616	22,588	24,252	68,301	65,184	92,644

Less:	Inter Segment Revenue	57	38	48	124	200	215

	Sales/income from operations	23,559	22,550	24,204	68,177	64,984	92,429

	Other operating income	110	155	157	403	309	494

	Revenue from operations (Gross of excise duty)	23,669	22,705	24,361	68,580	65,293	92,923

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	1,276	1,427	791	3,981	2,314	3,852
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,763	1,277	2,450	4,926	6,395	8,949
	(ii) Silver - India	588	508	450	1,569	1,275	1,822

	Total	2,351	1,785	2,900	6,495	7,670	10,771
c)	Zinc - International	83	(73)	400	36	1,024	1,232
d)	Iron Ore	76	64	124	266	47	182
e)	Copper	(122)	(39)	192	(316)	550	844
f)	Aluminium	(229)	(27)	210	522	412	829
g)	Power	185	167	451	635	642	1,095
h)	Others	171	93	(2)	265	(15)	(36)

	Total	3,791	3,397	5,066	11,884	12,644	18,769

Less:	Finance costs	1,358	1,478	1,125	4,288	3,907	5,112
Add:	Other unallocable income net off expenses	1,045	379	445	1,540	2,212	3,015

	Profit before exceptional items and tax	3,478	2,298	4,386	9,136	10,949	16,672

Add:	Net exceptional gain/(loss) (Refer note 3)	—	320	(158)	320	28	2,897

	Profit before tax	3,478	2,618	4,228	9,456	10,977	19,569

3	Segment assets
a)	Oil & Gas	27,949	28,564	16,499	27,949	16,499	23,361
b)	Zinc, Lead and Silver - India	20,099	18,903	17,957	20,099	17,957	17,777
c)	Zinc - International	6,003	5,984	4,842	6,003	4,842	5,597
d)	Iron Ore	3,058	3,006	5,747	3,058	5,747	3,246
e)	Copper	9,235	9,494	11,719	9,235	11,719	10,168
f)	Aluminium	57,073	56,295	55,731	57,073	55,731	55,523
g)	Power	20,842	20,729	19,452	20,842	19,452	20,615
h)	Others	8,977	8,911	2,613	8,977	2,613	2,821
i)	Unallocated	41,572	49,006	50,025	41,572	50,025	45,477

	Total	194,808	200,892	184,585	194,808	184,585	184,585

4	Segment liabilities
a)	Oil & Gas	9,222	9,104	5,660	9,222	5,660	5,525
b)	Zinc, Lead and Silver - India	4,150	5,274	3,899	4,150	3,899	5,074
c)	Zinc - International	991	1,144	933	991	933	1,108
d)	Iron Ore	1,078	1,074	1,532	1,078	1,532	1,688
e)	Copper	3,575	4,294	12,809	3,575	12,809	9,016
f)	Aluminium	18,130	18,032	16,430	18,130	16,430	16,382
g)	Power	2,006	2,291	2,173	2,006	2,173	2,130
h)	Others	1,082	1,296	287	1,082	287	229
i)	Unallocated	79,026	73,010	59,091	79,026	59,091	64,160

	Total	119,260	115,519	102,814	119,260	102,814	105,312

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 4) (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Increase in assets and liabilities of ‘Others Segment’ is mainly on account of acquisition of Electrosteel Steels Limited in the quarter ended June 30, 2018. The transaction has been presently accounted for on a provisional basis as permitted by Ind AS 103.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Export incentives have been included under respective segment revenues.

Notes:-

1

The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and nine months ended December 31, 2018 have been reviewed by the Audit Committee at its meeting held on January 30, 2019 and approved by the Board of Directors at its meeting held on January 31, 2019. The statutory auditors have carried out a limited review of the same.

2

The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the “GoI”), in October 2018, has granted its approval for an extension of the Production Sharing Contract (PSC) for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”), for a period of ten years with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 07, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice. The effects of the same have been accounted for from the date of approval and the same has no material effect on the profit for the current period.

3	Exceptional items comprises of the following:

						(₹ in Crore)

	Quarter ended			Nine months ended		Year ended
Particulars	31.12.2018 (Unaudited)	30.09.2018 (Unaudited)	31.12.2017 (Unaudited)	31.12.2018 (Unaudited)	31.12.2017 (Unaudited)	31.03.2018 (Audited)
Impairment reversal/(charge) relating to property, plant and equipment and exploration assets – Oil and Gas	—	261	—	261	(109)	6,907
Impairment charge relating to iron ore segment	—	—	—	—	—	(2,329)
Loss relating to non-usable items of CWIP	—	—	—	—	—	(251)
Reversal of provision for district mineral fund pursuant to a ruling by the Supreme Court	—	—	—	—	295	295
Foreign Currency Translation Loss reclassified from equity to profit and loss relating to subsidiaries under liquidation	—	—	—	—	—	(1,485)
Reversal/ (charge) pursuant to arbitration order/ Supreme court order	—	59	(113)	59	(113)	(113)
Others	—	—	(45)	—	(45)	(127)

Net exceptional gain/(loss)	—	320	(158)	320	28	2,897
Tax (expense)/ benefit on above	—	(112)	38	(112)	(24)	(2,074)
Non-controlling interests on above	—	—	—	—	(69)	(42)

Net exceptional gain/(loss) net of tax and non-controlling interests	—	208	(120)	208	(65)	781

4

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently.

The National Green Tribunal (NGT), Principal Bench vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law within three weeks from this order. The order, which has been challenged before the Hon’ble Supreme Court, is subject to complying with certain directions as specified in the order. Meanwhile, the order of the Madurai bench of Madras High Court on maintaining ‘Status quo’ has been stayed by the Hon’ble Supreme Court vide its order dated January 8, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on February 05, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

5

During the current quarter one of the subsidiaries of the Company has done a full and final settlement with one of its contractors against its various claims. Basis the settlement agreement, the contractor has agreed to compensate for losses incurred by the said subsidiary aggregating to ₹ 346 Crore, which has been credited to statement of profit and loss as ‘other income’.

6

During the quarter ended December 31, 2018, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a wholly owned foreign subsidiary of the Company, paid a part sum of US$200 million (₹ 1,431 Crores) towards purchase of an economic interest in a structured investment in Anglo American PLC from its ultimate parent, Volcan Investments Limited (“Volcan”). The ownership of the underlying shares, and the associated voting interest, remains with Volcan. The investment has subsequently performed positively, on an unrealised mark to market basis.

7

Effective April 01, 2018, the Group has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the standard did not have any significant impact on the retained earnings as at April 01, 2018 or on these financial results.

8

With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

9	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board
Place : Mumbai	Navin Agarwal
Dated : January 31, 2019	Executive Chairman